UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

Suite 1650 - 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Management Information Circular

99.2	Form of Proxy

99.3	Notice of Meeting

99.4	Technical report titled: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007 dated November 20, 2007, and prepared by Dr. D.H.C. Wilton, Gary Giroux P.Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O'Dea, P. Geo.

99.4	Technical report titled: The Exploration Activities of Aurora Energy Resources Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 1, 2007 to December 31, 2007 dated November 20, 2007, and prepared by Dr. D.H.C. Wilton, Gary Giroux P.Eng, Ian Cunningham-Dunlop, P. Eng., Christopher Lee, P. Geo., Jim Lincoln, P. Eng., and Mark O'Dea, P. Geo. (PDF)

99.5	News release dated March 28, 2008: Fronteer Reports Fiscal 2007 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: March 28, 2008	By:	/s/ Sean Tetzlaff
Sean Tetzlaff

	Title:	Chief Financial Officer and Corporate Secretary